Exhibit 4.56

AMENDMENT TO EXCLUSIVE TECHNICAL AND CONSULTING AGREEMENT

This amendment agreement (this Amendment) is entered into by and among the following parties (the Parties) on April 12, 2012 in Beijing.

Party A: Simlife (Beijing) Science Co., Ltd.

Party B: Xiamen Xinreli Scientific and Technology Co,Ltd.

This Amendment is the supplement to the exclusive technical and consulting agreement (the Agreement) entered into by Party A and Party B on June 29, 2009. This Amendment shall be part of the Agreement. If any provision of this Amendment conflicts with any provision of the Agreement, such provision of this Amendment shall prevail. All provisions of the Agreement not otherwise amended by this Amendment shall continue to be effective.

1.	The Parties hereby agree to amend the Agreement as follows:
(1) Article 6.2 of the Agreement is hereby amended and restated in its entirety as follows: “The term of this Agreement will last until Party A is dissolved according to the PRC laws.”

(2) Article 7.2 of the Agreement is hereby amended and restated in its entirety as follows: “During the term of this Agreement, Party B cannot terminate this Agreement before the schedule time. Notwithstanding the above mentioned, Party A may terminate this Agreement at any time with a written notice to Party B 30 days before such termination. If Party A terminate the Agreement in advance duo to Party B's reason, Party B shall take the liability to compensate all the losses caused thereby to Party A and shall pay the relevant fees for the services provided.”

(3) Article 7.3 of the Agreement shall be deemed to have been deleted from the Agreement.

2.	This Amendment shall become effective as the date hereof.
3.	This Amendment shall be kept in 2 copies. Each party shall keep 1 copy and each copy shall have the same legal effect.

Party A: Simlife (Beijing) Science Co., Ltd.

Party B: Xiamen Xinreli Scientific and Technology Co,Ltd.